October 7, 2024

Junsei Ryu
Chief Executive Officer
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

       Re: TOYO Co., Ltd
           Draft Registration Statement on Form F-1
           Submitted October 3, 2024
           CIK No. 0001985273
Dear Junsei Ryu:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed October 3, 2024
General

1. Please revise your registration statement to include audited financial statements for
       Blue World Acquisition Corporation for the period ended June 30, 2024 or tell us why you are not required to do so. Refer to Rule 15-01(e) of Regulation S-X. Plan of Distribution, page 115

2. We note your disclosure on page 116 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling October 7, 2024
Page 2

       securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. In addition, please revise to provide the undertakings required by Item 512(a) of Regulation S-K Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at
202-551-3454 with
any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing